Mail Stop 3561


September 23, 2005



Colin M. Angle
iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803

      	Re:	iRobot Corporation
      		Amendment No. 1 to Form S-1
      		File No. 333-126907
      		Filed September 12, 2005

Dear Mr. Angle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note the artwork that will be used in the prospectus. We further note the numerous quoted statements from certain users of your products. In your response letter, please explain why consents from the quoted individuals are not required. Refer to Rule 436 of
Regulation C. Alternatively, file the consents of the quoted individuals. In addition, please remove any statements that may constitute inappropriate hyping language, such as "Roomba is awesome."
2. In your response letter, please clarify whether the current
Form
S-1 is intended to register the series A-1 junior participating cumulative preferred stock underlying the rights granted under the shareholder rights agreement. If not, confirm your understanding of our position that you must register the underlying securities before the rights are exercisable and the registration statement must be effective before securities are issued pursuant to the exercise of the rights.

Prospectus Summary, page 1
3. Revise the first bullet under "Risks Associated with our Business" to quantify your historical net losses and accumulated deficit.

Risk Factors, page 6
4. Please revise the subheadings for the risk factors "Our directors and management exercise significant control over our company" and "We do not currently intend to pay dividends on our common stock" so that they better describe the risks discussed.

We depend on single source manufacturers..., page 9
5. Disclose that you do not have any long-term contracts with Jetta
Company Limited and that its manufacturing services are contracted for on a purchase order basis, as indicated in your response to prior comment 14. Also revise to address any risks resulting from this arrangement between you and Jetta Company Limited.

If we fail to protect, or incur significant costs in defending, our intellectual property..., page 16
6. Please revise to indicate that the company is currently aware of possible infringement by competitors on its intellectual property and has taken legal action against these competitors. We note from the
May 10, 2005 PC World article that the company has taken legal action against Koolatron. Your revised discussion should better describe the extent of any current infringement on the company`s intellectual property.

Management`s Discussion and Analysis, page 30

Comparison of Years Ended December 31, 2004 and 2004
7. As previously requested by prior comment 32 of our August 26,
2005
letter, please provide quantified disclosure regarding the impact that the addition of new retailers had on you revenues. Readers should understand how much of the increase in revenues that occurred during this period can be attributed to the addition of new retailers. In addition, you should state the precise number of new retailers added during these historical periods. Apply similar revisions to all relevant historical periods, as applicable.



Working Capital Facility, page 45
8. Briefly describe the "certain quarterly tangible net worth thresholds" that you must maintain under the terms of the working capital facility.

Working Capital and Capital Expenditure Needs, page 46
9. We note your response to prior comment 38 of our August 26,
2005
letter. Disclose that the company does not have "detailed cash forecasts" for beyond December 31, 2005. Explain the basis of the company`s belief that it has sufficient liquidity for "at least the next twelve months" and "the foreseeable future," despite the lack of cash forecasts. Readers should be informed of the degree of uncertainty in the company`s current assessment of its future cash needs and the possible consequences resulting from this uncertainty.

Government Product Backlog, page 66
10. We note your response to prior comment 53 of our August 26,
2005
letter. Please disclose in the registration statement that you do not have information regarding the backlog orders for a comparable date within the past fiscal year. Also explain why such information was not kept in the past.

Shares Eligible for Future Sale, page 85
11. We note your response to prior comment 61 of our August 26,
2005
letter. Please disclose in the registration statement the following information:
* there are no pre-established conditions for waiving the lock-up agreements` terms and that the underwriters will make any determination to release the shares on a case-by-case basis;

* the underwriters have sole discretion in determining if, and when, the lock-up agreements` terms are waived; and

* the company currently does not expect any waiver.


Financial Statements

Note 2-Summary of Significant Accounting Policies
Revenue Recognition, page F-8
12. We note your response to prior comment 68. Regarding your statistical analysis labeled "Appendix I - Cumulative Return % for Total Sales as of 2/28/04," please provide us with updated statistical information for cumulative returns as a percentage of total sales, including for the period ending July 2, 2005.

Note 10-Stock Option Plan, page F-17
13. We reissue prior comment 72. Please revise your next amendment and comply with the disclosures outlined in our comment. For instance, we believe you do need to include the table as shown in your September 12, 2005 letter, and we also believe that your MD&A should fully discuss the significant factors, assumptions, and methodologies used in determining fair value and the reasons why management did not use a contemporaneous valuation by an unrelated specialist. Please note again that we will defer our final evaluation of your response until you provide all disclosures required in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.

Note 16-Business Segment Information, page F-22
14. We reissue prior comment 73. Please note that paragraph 32(b) of
SFAS 131 requires that you shall provide reconciliation between "the total of the reportable segments` measures of profit and loss," which, in your case, would be gross profit or loss, "to the enterprise`s consolidated income or loss before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles." Please revise or advise.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact
Ted
Yu at (202) 551-3372 or me at (202) 551-3810 with any other
questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Edward A. King, Esq.
	Goodwin Proctor LLP
	Via Facsimile: (617) 523-1231



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Mr. Colin M. Angle
iRobot Corporation
September 23, 2005
Page 1